                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 2 )*


                           JONES PHARMA INCORPORATED
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.04 PER SHARE
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                         (Title of Class of Securities)

                                  480236 10 8
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
    10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 JULY 13, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  480236 10 8            13D                        PAGE 2  OF 4  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    DENNIS M. JONES; JUDITH A. JONES
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
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                7   SOLE VOTING POWER
  NUMBER OF
                    7,576,349
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,576,349
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,576,349
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No.  480236 10 8                      13D               Page 3 of 4 Pages





                         AMENDMENT NO. 2 TO SCHEDULE 13D

         Dennis M. Jones and Judith A. Jones reported the acquisition of shares of Common Stock, par value $.04 per share ("Stock"), of JONES PHARMA INCORPORATED, a Delaware corporation (the "Issuer"), in an initial filing of this Schedule 13D on April 20, 1999 as amended by that certain Amendment No. 1 to Schedule 13D dated April 3, 2000. The Cover Page, Page 2 and Items 5, 6 and 7 are hereby amended as follows. All other items are unchanged from the initial filing.


ITEM 5.  Interest in Securities of the Issuer.

(a,b) As of July 13, 2000, Dennis M. Jones (and/or his revocable trust) is deemed to own beneficially an aggregate of 5,036,242 shares of Common Stock of the Issuer, excluding shares held by Judith A. Jones, representing 7.7% of the Issuer's Common Stock. Such holdings include 972,000 shares currently under option to Mr. Jones from the Issuer which are presently exercisable. Mr. Jones has sole voting and dispositive power with respect to such shares.

         As of July 13, 2000, Judith A. Jones (and/or her revocable trust) is deemed to own beneficially an aggregate of 2,540,107 shares of the Common Stock of the Issuer, excluding shares held by Dennis M. Jones, representing 3.9% of the Issuer's Common Stock. Such holdings include 243,000 shares currently under option to Mrs. Jones from the Issuer which are presently exercisable. Mrs. Jones has sole voting and dispositive power with respect to such shares.

(c) Neither Mr. or Mrs. Jones has had any transactions in the Issuer's Common Stock within the 60 days preceding the filing of this Amendment No. 2 to
Schedule 13D.

(d)(e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         On July 13, 2000, the Issuer and King Pharmaceuticals, Inc. ("King") jointly announced an agreement pursuant to which the Issuer would merge with a subsidiary of King in a transaction intended to qualify as a tax-free reorganization and be accounted for on a pooling of interests basis. In connection with that transaction, each share of the Issuer's Common Stock would be converted into and exchanged for 1.125 shares (subject to possible adjustment) of the common stock of King. The agreement between the Issuer and King was unanimously approved by the Issuer's directors, including the undersigned.

         As a condition to the execution and delivery of the agreement between the Issuer and King, each director of the Issuer (including all persons who are executive officers of the Issuer) entered into an agreement (the "Jones Voting Agreement") with King and its subsidiary pursuant to which such persons, including the undersigned, severally agreed to vote the shares of the Issuer owned (including any after-acquired shares) in favor of the merger transaction and further agreed not to make any sales or otherwise dispose of any such shares during the term of the Jones Voting Agreement unless the transferee of such shares agreed to be bound by the Jones Voting Agreement. The Jones Voting Agreement relates to an aggregate of 6,986,946 shares of the Issuer's Common Stock held by such persons as of that date (not including the presently exercisable options held by Mr. and Mrs. Jones relating to an aggregate of 1,215,000 additional shares).

         In the event that the merger transaction is approved and consummated, options held by Mr. and Mrs. Jones covering an aggregate number of shares equal to an additional 303,750 shares of the Issuer's Common Stock will become immediately exercisable. Such shares are not presently reflected as beneficially owned for purposes of Rule 13d-3 under the Securities Exchange Act since the date upon which such option will become exercisable is presently indeterminable.



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CUSIP No.  480236 10 8                      13D               Page 4 of 4 Pages




         In addition to the Jones Voting Agreement, each of Mr. and Mrs. Jones have entered into Affiliate Agreements with King and the Issuer pursuant to which the undersigned have agreed not to effect any sale or other disposition of shares of the Issuer's Common Stock (or shares of King into which such stock is converted upon consummation of the merger) in a manner or at a time which would conflict with the restrictions applicable to affiliates of parties to a pooling of interests transaction or which would otherwise jeopardize pooling of interests accounting treatment for the merger. Assuming the merger is consummated, such restriction will remain in effect until 2 days following the date upon which King has first announced post-merger operating results covering at least a thirty day period of the combined operations of King and the Issuer.

         The Stock Redemption Agreement dated as of August 25, 1998, between Mr. and Mrs. Jones and the Issuer previously reported in response to Item 6 of this
Schedule 13D (as originally filed) will remain in effect upon consummation of the merger and will be applicable to shares of the common stock of King held by Mr. and Mrs. Jones.

ITEM 7.  Material to be Filed as Exhibits.


Exhibit 1:        Rule 13d-1(k)(1) Joint Filing Agreement.
Exhibit 2:        Jones Voting Agreement
Exhibit 3:        Form of Jones Affiliate Agreement


         After reasonable inquiry, and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                            /s/ Dennis M. Jones
                   ------------------------------------------------------
                   Dennis M. Jones
                        Individually and as Trustee of the Dennis M. Jones Amended and Restated Revocable Trust dated
                        March 16, 1993

                   Date: July 24, 2000


                            /s/ Judith A. Jones
                   ------------------------------------------------------
                   Judith A. Jones
                        Individually and as Trustee of the Judith A. Jones Amended and Restated Revocable Trust dated
                        June 8, 1993

                   Date: July 24, 2000